UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

24 August 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cano Petroleum, Inc.

File No. 1-32496 -- CF# 23846

Cano Petroleum, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K/A filed on July 6, 2009.

Based on representations by Cano Petroleum, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.96	through July 6, 2019
Exhibit 10.97	through July 6, 2019
Exhibit 10.99	through July 6, 2019
Exhibit 10.100	through July 6, 2019
Exhibit 10.101	through July 6, 2019
Exhibit 10.103	through July 6, 2019
Exhibit 10.104	through July 6, 2019
Exhibit 10.105	through July 6, 2019
Exhibit 10.107	through July 6, 2019
Exhibit 10.108	through July 6, 2019
Exhibit 10.109	through July 6, 2019
Exhibit 10.110	through July 6, 2019
Exhibit 10.119	through July 6, 2019
Exhibit 10.120	through July 6, 2019
Exhibit 10.121	through July 6, 2019
Exhibit 10.122	through July 6, 2019
Exhibit 10.123	through July 6, 2019
Exhibit 10.124	through July 6, 2019
Exhibit 10.125	through July 6, 2019
Exhibit 10.126	through July 6, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel